

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 6, 2007

Mr. Albert L. Lord
Chief Executive Officer
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

**Re: SLM Corporation
Preliminary Proxy Materials on Form PreM14A
Amended on June 27, 2007
File No. 1-13251**

Dear Mr. Lord:

We have reviewed your preliminary proxy statement as amended, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 20

Background of the Merger, page 20

1. We note your response to prior comment 14 of our letter dated June 22, 2007. Please revise to briefly explain the critical nature of the timing of the transaction, such that the Other Bidder's request for more time to complete due diligence resulted in the transaction committee granting exclusivity to and moving forward with a definitive agreement with Investor Group.

Reasons for the Merger; Recommendation of the Transaction Committee and Our Board of Directors, page 25

Transaction Committee, page 25

Our Board of Directors, page 28

2. Please describe in more detail the other possible alternatives considered by the transaction committee and board of directors. In this regard, we note that, on March 14, 2007, Sandler O'Neill gave a report to the board of directors regarding the strategic alternatives for the company and that, on March 26, 2007, UBS reviewed with the transaction committee the alternatives to the company; however, what these strategic alternatives were and what consideration the transaction committee and board of directors gave to them is not clear. Please expand your disclosure here and under the description of the background of the merger to discuss the other alternatives considered by the transaction committee and board of directors.

3. We note your response to prior comment 15 of our letter dated June 22, 2007. Please briefly summarize the various recent legislative and regulatory proposals by the current administration and members of Congress and how they would impact the company.

4. We note your response to prior comment 16 of our letter dated June 22, 2007. Please revise to indicate how the existence of only one other bidder supported the decision of the transaction committee to recommend the merger.

5. We note your response to prior comment 17 of our letter dated June 22, 2007. Please revise to briefly expand upon the "Company's future prospects" as considered by the board of directors in arriving at its determination.

6. We note your response to prior comment 18 of our letter dated June 22, 2007. Please revise to briefly summarize the board of director's analysis of each material factor, beyond the general reference to "the positive factors and potential

benefits of the merger and the risks and potentially negative factors concerning the merger, as described above." If the board adopted the analysis of the transaction committee regarding these factors, please revise to so state.

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: via facsimile
        George Bason, Esq.
        Leonard Kreynin, Esq.
        Davis Polk & Wardwell